                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

              [x]    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                   ----------

                           Commission File No. 1-13038

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

                              (Full title of plan)

                      CRESCENT REAL ESTATE EQUITIES COMPANY

                           777 Main Street, Suite 2100
                             Fort Worth, Texas 76102
           (Name of issuer and address of principal executive offices)

                       CRESCENT REAL ESTATE EQUITIES, LTD.
                                   401(k) PLAN
                              FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000



                                TABLE OF CONTENTS



Report of Independent Auditors............................................................................     1

Report of Prior Year Independent Auditors.................................................................     2

Financial Statements:

         Statements of Net Assets Available for Benefits..................................................     4

         Statements of Changes in Net Assets Available for Benefits.......................................     5

Notes to Financial Statements.............................................................................     6

Supplemental Schedule:

         Form 5500, Schedule H, Line 4i - Schedule of Assets Held for
                  Investment Purposes at End of Year......................................................    13



All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has not been included in the financial statements or notes thereto.

                         REPORT OF INDEPENDENT AUDITORS


To the Trustees
Crescent Real Estate Equities, Ltd 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Crescent Real Estate Equities, Ltd 401(k) Plan (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Organization's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Crescent Real Estate Equities, Ltd 401(k) Plan as of December 31, 2000 were audited by other auditors whose report dated June 16, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Crescent Real Estate Equities, Ltd 401(k) Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

By: /s/ WHITLEY PENN

Fort Worth, Texas
June 7, 2002

                       CRESCENT REAL ESTATE EQUITIES, LTD.

                                   401(k) PLAN

                    REPORT OF PRIOR YEAR INDEPENDENT AUDITORS


         The following Report of Independent Public Accountants is a copy of the report previously issued by Arthur Andersen, LLP, for inclusion in our Annual Report on Form 11-K for the year ended December 31, 2000. The report has not been reissued by Arthur Andersen. The report is included herein pursuant to Rule 2-02(e) of Regulation S-X. Prior to the date of this Annual Report on Form 11-K, the Arthur Andersen partners who reviewed the audited financial statements as of and for the year ended December 31, 2000 resigned from Arthur Andersen. As a result, after reasonable efforts, we have been unable to obtain from Arthur Andersen a report dated as of a recent date as required by Rule 2-02(a) of Regulation S-X. References in the following report to financial information as of and for the year ended December 31, 1999 should be disregarded because no financial information for that period is included in this Annual Report on Form 11-K.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees of
Crescent Real Estate Equities, Ltd. 401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Crescent Real Estate Equities, Ltd. 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements, and the schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements, and schedules, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             ARTHUR ANDERSEN LLP


Dallas, Texas
June 16, 2001

                       CRESCENT REAL ESTATE EQUITIES, LTD.

                                   401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                         December 31,
                                                                    2001              2000
                                                               ---------------   ---------------
Assets
Investments, at fair value:
    Shares of registered investment companies:
      Mutual Funds                                             $     4,567,449   $     3,935,798
    Pooled separate accounts                                         2,851,895         1,606,030
    Common collective trusts                                           919,363           664,881
    Participant loans                                                  166,142           129,249
    Common stock, Crescent Real Estate Equities Company              1,980,835         1,832,695
    Common stock, Crescent Operating, Inc.                                  29               742
                                                               ---------------   ---------------
                                                                    10,485,713         8,169,395
Receivables:
    Contributions receivable - participants                                 --            58,263
    Contributions receivable - Company                                  55,321           346,540
                                                               ---------------   ---------------
                                                                        55,321           404,803
                                                               ---------------   ---------------

Total assets                                                        10,541,034         8,574,198

Liabilities
    Excess contributions payable                                         3,504                --
                                                               ---------------   ---------------

Net assets available for benefits                              $    10,537,530   $     8,574,198
                                                               ===============   ===============



   The accompanying notes are an integral part of these financial statements.

                       CRESCENT REAL ESTATE EQUITIES, LTD.

                                   401(k) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                    Year Ended December 31,
                                                                    2001                2000
                                                               ---------------    ---------------
Additions in net assets attributed to:
    Investment income:
      Net realized and unrealized losses on investments        $      (871,079)   $       (65,196)
      Interest and dividends                                           246,615            290,615
                                                               ---------------    ---------------
                                                                      (624,464)           225,419
    Contributions:
      Participants                                                   1,917,395          1,650,448
      Company                                                          878,251            605,559
      Rollovers                                                        269,293            605,262
                                                               ---------------    ---------------
                                                                     3,064,939          2,861,269
                                                               ---------------    ---------------

Total additions                                                      2,440,475          3,086,688

Deductions from net assets attributed to:
    Benefits paid to participants                                      405,366            704,513
    Administrative expenses                                             71,777             72,653
                                                               ---------------    ---------------
                                                                       477,143            777,166
                                                               ---------------    ---------------

Net increase (decrease)                                              1,963,332          2,309,522

Net assets available for benefits beginning of year                  8,574,198          6,264,676
                                                               ---------------    ---------------

Net assets available for benefits end of year                  $    10,537,530    $     8,574,198
                                                               ===============    ===============




   The accompanying notes are an integral part of these financial statements.

                       CRESCENT REAL ESTATE EQUITIES, LTD.

                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2001


1.   DESCRIPTION OF THE PLAN

     The following description of the Crescent Real Estate Equities, Ltd. 401(k) Plan (the "Plan") provides only general information. The Plan is sponsored by Crescent Real Estate Equities, Ltd. (the "Company"). Participants should refer to the Adoption Agreement or Summary Plan Description for a more complete description of the Plan's provisions. The Principal Financial Group ("Principal") serves as the asset custodian and record keeper for the Plan.

     GENERAL

     The Plan, which was adopted effective July 1, 1994, and restated effective January 1, 1997, is a defined contribution plan covering substantially all employees of the Company who have reached 21 years of age and completed 30 days of service. Entry dates into the plan are on the first day of the month after the first 30 days of service.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Plan is administered by the Executive Compensation Committee ("Committee") and the Plan Administrator, which are appointed by the Board of Directors of the Company.

     CONTRIBUTIONS

          PARTICIPANT ELECTIVE DEFERRALS:

               Participants may elect to contribute from 1% up to 25% of their salary tax-deferred up to the maximum deferral amount established by the Internal Revenue Service ($10,500 for 2001 and 2000).

          COMPANY MATCH:

               Company matching contributions will be equal to the percentage shown in the schedule below based on the number of years in service, not to exceed 7% of the employees salary deferral, as defined within the Plan document.

             Years of             Percentage
             Service               Matched
             --------             ----------

            Less than 2               25%
                2                     50%
                3                     75%
                4                    100%

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

1.   DESCRIPTION OF THE PLAN - CONTINUED

          COMPANY MATCH - CONTINUED:

               In addition to the matching contribution, the Company may make a discretionary contribution, which is determined and approved by the board of directors annually. No discretionary contribution payment was made for the years ended December 31, 2001 and 2000. All Company contributions are invested based upon participant account elections.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     FORFEITED ACCOUNTS

     Forfeiture balances attributed to the Company's matching contributions shall be first applied to pay expenses under the Plan. Forfeitures not used to pay expenses shall be applied to reduce future Company contributions. Forfeitures for the years ended December 31, 2001 and 2000, were $22,270 and $28,834, respectively. Company forfeitures used to pay plan administrative expenses for the years ended December 31, 2001 and 2000, were $9,956 and $7,976, respectively.

     VESTING

     The participants' voluntary contributions to the Plan plus actual earnings or losses thereon are fully vested at all times. The participants' share of the Company's matching contributions and earnings or losses thereon vest in accordance with the following schedule:

                    Number of Completed
                     Years of Service                Vesting Percentage
                    -------------------              ------------------
                             1                               20%
                             2                               40%
                             3                               60%
                             4                               80%
                             5                              100%

     Company contributions become fully vested in the event of retirement at age 65, disability, or death of a participant.

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

1.  DESCRIPTION OF THE PLAN - CONTINUED

    INVESTMENT OPTIONS

    Investment options available to participants and the related investment objectives are summarized below:

    o Principal Stable Value Fund - Funds are primarily invested in insurance contracts issued by insurance companies and investments from other financial institutions, which offer stability.

    o Bond & Mortgage Account - Funds are loaned to companies through bonds and commercial mortgages with durations ranging from 5 to ten years.

    o Bond Emphasis Balanced Account - Funds are invested primarily in stocks, bonds, government securities and real estate through other separate accounts of Principal.

    o Small Company Blend Account - Funds are invested in stocks of smaller, seasoned companies seeking above average long-term growth.

    o Large Cap Stock Index - Funds are invested in companies with large market capitalization.

    o Principal International Stock Account - Funds are invested in common stocks of companies located outside the U.S. primarily in Western Europe and Asia.

    o International Emerging Markets Account - At least 65% of the funds are invested in equity securities from emerging market countries.

    o T. Rowe Price Mid-Cap Growth - Funds are invested in mid size companies that have the potential of increased earnings of at least 12% per year.

    o Vanguard U.S. Growth Fund - Funds are invested in companies in traditional growth industries such as technology and health care.

    o Vanguard Wellington - 60% to 70% of the fund is invested in stocks with the remainder invested in bonds.

    o Stock Fund - Funds are invested in common shares of Crescent Real Estate Equities Company - closing price of the stock was $18.11 at December 31, 2001.

    Participants may change their investment options daily.

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

1.   DESCRIPTION OF THE PLAN - CONTINUED

     PARTICIPANT LOANS

     Participants may borrow from their fund accounts, a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are available to all participants only after the trustees have evaluated the applicant's credit worthiness and purpose and the terms of the loan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate listed in the Wall Street Journal plus 1%. The interest rate must be one that a bank or other professional lender would charge for making a loan in a similar circumstance. The interest rates at December 31, 2001 and 2000, were 7.0% and 9.5, respectively. Principal and interest have a definite repayment period, which provides for payments to be made not less frequently than quarterly.

     PAYMENT OF BENEFITS

     On termination of service due to death, disability, retirement or termination of employment, a participant or designated beneficiary is entitled to receive in lump sum the value of the participant's vested interest in his or her account as defined by the Plan. Payment shall be made as soon as practicable following the participant's normal retirement date, disability, termination of employment or death, as the case may be.

     Payment of benefits to participants with balances less than $5,000 will be made in lump sum distribution.

     Benefit payments requested at year-end, but not paid were approximately $6,000 at December 31, 2001. No benefit payments were requested, but not yet paid as of December 31, 2000.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States ("GAAP").

     USE OF ESTIMATES

     The preparation of financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     PRESENTATION

     Certain prior year balances have been reclassified to conform to the current year's presentation.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net assets value of shares held by the Plan at year-end. The Company shares are valued using quoted prices. Participant loans are valued at cost, which approximates fair value.

     The net realized and unrealized gains and losses on investments includes realized gains and losses on sales of investments during the year and unrealized increases or decreases in the market value of investments held at year-end.

     Certain of the funds in which the Plan invests utilize several investment strategies including the use of derivative investments. Derivatives are used to hedge against currency and interest rate fluctuations. Derivative investments underlying funds are stated at fair market value. The Plan's exposure is limited to the fund(s) utilizing the derivative investment.

     Purchases and sales of investments are reflected on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The Plan's investments are generally subject to market or credit risks customarily associated with debt and equity investments.

     CONTRIBUTIONS

     Contributions from the participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and become obligations of the Company, as determined by the Plan's administrator.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     PLAN EXPENSES

     Employees of the Company perform certain administrative functions with no compensation from the Plan. To the extent possible, Plan administrative costs are paid by any available forfeitures. Remaining expenses will be paid by the Company (See Note 7). These administrative expenses are not reflected in the accompanying financial statements. Under the terms of the Plan, the Plan is not responsible for reimbursing the Company for any fees paid by the Company.

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

3.   INVESTMENTS

     Individual investments with market values greater than 5% of net assets available for benefits at December 31, are as follows:

                                                         2001           2000
                                                     ------------   ------------
Small Company Blend Account                          $    700,568   $    427,762
Principal Stable Value Fund                               919,363        664,881
T. Rowe Price Mid-Cap Growth                            1,659,753      1,320,945
Vanguard U.S. Growth Fund                               1,682,055      1,895,536
Vanguard Wellington                                     1,225,641        719,317
Crescent Real Estate Equities Company                   1,980,835      1,832,695
Bond & Mortgage Account                                   561,037             --

During 2001 and 2000, the Plan's investments (depreciated)/appreciated as follows:

                                                         2001            2000
                                                     ------------    ------------
Mutual Funds                                         $   (645,352)   $   (375,016)
Pooled Separate Accounts                                  189,124          87,543
Common Collective Trusts                                   41,766         (52,822)
Common Stock                                             (456,617)        275,099
                                                     ------------    ------------
                                                     $   (871,079)   $    (65,196)
                                                     ============    ============

4.   NON-PARTICIPANT DIRECTED INVESTMENTS

     Information about the net assets and significant components of the changes in net assets relating to the non participant-directed investments is as follows:

                                                         2001            2000
                                                     ------------    ------------
NET ASSETS:
   Crescent Operating Stock                          $         29    $        742
                                                     ============    ============

CHANGES IN NET ASSETS:
   Contributions                                     $         --    $         --
   Interfund Transfers                                        (14)           (149)
   Sales                                                       --            (487)
   Loss on Sales                                             (699)         (2,104)
                                                     ------------    ------------
                                                     $       (713)   $     (2,740)
                                                     ============    ============

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their entire account balance.

6.   TAX STATUS

     The Plan obtained its latest determination letter in 1999 in which the Internal Revenue Service (the "IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has since been amended and restated to comply with current tax law requirements. The determination letter application regarding this restatement has been filed with the IRS. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore, the Plan qualifies under IRC section 401(a) and the related trust is tax exempt as of December 31, 2001.

7.   RELATED PARTY TRANSACTIONS

     Some administrative expenses and accounting fees of the Plan are paid by the Company. The Company paid approximately $23,630 and $24,400 for administrative and accounting fees on behalf of the Plan during the fiscal years 2001 and 2000, respectively (see Note 1). Under the terms of the Plan, the Plan is not responsible for reimbursing the Company for any fees paid by the Company.

                       CRESCENT REAL ESTATE EQUITIES, LTD.

                                   401(k) PLAN

          FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR
                         INVESTMENT PURPOSES AT YEAR END

                                December 31, 2001


     EIN:    75-2526839
     PLAN:   001
                                                       (c) DESCRIPTION                                              (e) CURRENT
(a)  (b) IDENTITY OF ISSUER                             OF INVESTMENTS                               (d) COST           VALUE
     -----------------------  ------------------------------------------------------------------- ---------------   -------------
 *   Principal                Principal Stable Value Fund                                                      --       $ 919,363
 *   Principal                Pooled Separate Account - Bond & Mortgage Account                                --         561,037
 *   Principal                Pooled Separate Account - Bond Emphasis Balanced Account                         --         403,211
 *   Principal                Pooled Separate Account - Small Company Blend Account                            --         700,568
 *   Principal                Pooled Separate Account - Large Cap Stock Index                                  --         483,623
 *   Principal                Pooled Separate Account - Principal Int Stock Account                            --         346,008
 *   Principal                Pooled Separate Account - Principal Financial  Group, Inc.                       --         266,632
 *   Principal                Pooled Separate Account - International Emerging Markets Account                 --          90,816
     T. Rowe                  Mutual Fund - T. Rowe Price Mid-Cap Growth                                       --       1,659,753
     Vanguard                 Mutual Fund - Vanguard U.S. Growth Fund                                          --       1,682,055
     Vanguard                 Mutual Fund - Vanguard Wellington                                                --       1,225,641
 *   Crescent Real Estate
         Equities Company     Common Shares (Par Value $.01)                                                   --       1,980,835
 *   Crescent Operating, Inc. Common Shares (Par Value $.01)                                              $16,998              29
 *   Participant Loans        Participant loans (7.00% to 11.50%)                                              --         166,142
                                                                                                    --------------   -------------
                                                                                                         $ 16,998    $ 10,485,713
                                                                                                    ==============   =============


* Indicates a party-in-interest to the Plan.

                                    SIGNATURE


         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 28, 2002          CRESCENT REAL ESTATE EQUITIES, LTD, 401(k) PLAN

                                     By:  /s/ Christopher T. Porter
                                          -------------------------------------
                                              Christopher T. Porter
                                              Trustee

                                    EXHIBITS

        EXHIBIT
         NUMBER            DESCRIPTION
        -------            -----------

         32.01            Consent of Independent Accountant (filed herewith)

NOTICE REGARDING FAILURE TO OBTAIN CONSENT OF ARTHUR ANDERSEN, LLP

       The audited financial statements included in this Annual Report on Form 11-K are incorporated by reference into our registration statement on Form S-8 (file number 033-91438), which registers the interests in the Crescent Real Estate Equities, Ltd. 401(k) Plan. Section 11(a) of the Securities Act provides that if any part of a registration statement contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant. Prior to the date of this Annual Report on Form 11-K, the Arthur Andersen, LLP partners who reviewed the audited financial statements as of and for the year ended December 31, 2000 resigned from Arthur Andersen. As a result, after reasonable efforts, we have been unable to obtain Arthur Andersen's written consent to the incorporation by reference into our registration statement on Form S-8 of its audit report with respect to these financial statements. Under these circumstances, Rule 437a under the Securities Act permits us to incorporate the financial statements into our registration statement without a written consent from Arthur Andersen. Accordingly, Arthur Andersen will not be subject to liability to participants in the plan under Section 11(a) of the Securities Act because Arthur Andersen has not consented to being named as an expert in the registration statement.